Exhibit 99.32

SANDSTORM GOLD LTD.

News Release

Sandstorm Gold Acquires NSR Royalty From Solitario and Ely Gold

Vancouver, British Columbia, June 11, 2012 – Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (TSX-V:SSL) is pleased to announce that it has acquired a 2.4% net smelter returns royalty ("NSR") on the Mt. Hamilton gold project ("Mt. Hamilton") from Solitario Exploration & Royalty Corp. ("Solitario") (NYSE MKT:XPL; TSX:SLR) and Ely Gold & Minerals Inc. ("Ely Gold") (TSX-V:ELY). Mt. Hamilton is located in Nevada, U.S.A. and is held by Mt. Hamilton LLC ("MH-LLC") which is 80% owned by Solitario and 20% owned by Ely Gold. As consideration, Sandstorm will make an upfront cash payment to MH-LLC of US$6 million upon signing the agreement and a future cash remittance of US$4 million on January 15, 2013.

If MH-LLC enters into a gold stream agreement with Sandstorm that has an upfront deposit of no less than US$30 million, MH-LLC will have the option, for a period of 30 months, to repurchase up to 100% of the NSR for US$12 million. In addition, MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton project.

"Using a small amount of cash on hand, we have secured a royalty on an excellent project and we are well positioned to complete a gold stream as Mt. Hamilton progresses to the construction stage", said Sandstorm President & CEO Nolan Watson. "Solitario has been successful in developing the asset to date and we believe there is significant upside potential."

About Mt. Hamilton

The Mt. Hamilton gold project is located in White Pine County, Nevada, U.S.A. Solitario released a feasibility study in February 2012 showing favourable economics for an open pit operation with heap leach extraction. Once in operation, the mine is expected to produce 48,000 ounces of gold and 330,000 ounces of silver per year over an 8 year period, with excellent potential to add additional resources and extend the mine life.

Mineral Reserve Statement, Centennial Gold-Silver Deposit

Reserve Category	Tons (millions)	Gold Grade		Silver Grade*		Contained Gold (oz)	Contained Silver (oz)
		Oz/Ton	g/Tonne	Oz/Ton	g/Tonne		
Proven	0.923	0.032	1.10	0.155	5.31	29,300	142,700
Probable	21.604	0.021	0.72	0.134	4.59	457,800	2,884,300
Prov.+ Probable	**22.527**	**0.022**	**0.75**	**0.136**	**4.66**	**487,100**	**3,028,200**

*Reported silver grade is cyanide soluble.

Mineral Resource Statement, Centennial Gold-Silver Deposit

Resource Category	Tons (000's)	Gold Grade (oz/t)	Contained Gold (oz)	Silver Grade (oz/t)	Contained Silver (oz)

Measured	918	0.032	29,524	0.155	142,152
Indicated	22,732	0.022	497,330	0.132	3,010,471
Measured and Indicated	**23,650**	**0.022**	**526,854**	**0.133**	**3,152,624**
Inferred	3,454	0.018	60,859	0.079	273,457

*Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Walter Hunt, Chief Operating Officer of Solitario, B.Sc.-Geology, M.S. Geologic Engineering, is the Qualified Person under NI 43-101 responsible for reviewing and approving the technical information contained in this news release.

For more information on Solitario, Ely Gold and the Mt. Hamilton project, please visit www.solitarioresources.com or www.elygoldandminerals.com.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc., Donner Metals Ltd., Magellan Minerals Ltd., Solitario Exploration & Royalty Corp. and Ely Gold & Minerals Inc.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2011. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation. CONTACT INFORMATION Sandstorm Gold Ltd. Nolan Watson, President & Chief Executive Officer (604) 689-0234 Denver Harris, Investor Relations Contact (604) 628-1178 Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.